P.E. 2/1/02

02017043

RECD S.E.C.
FEB 2 5 2002
EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
MAR 0 4 2002
THOMSON
FINANCIAL

For the month of February 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K (i) a copy of a report filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 22, 2002, relating to the issuance of overseas bonds with warrants, and (ii) an English summary of such report.

해외신주인수권부사채 발행계약체결

1. 사채의 종류		회차: 18 / 종류: 무기명식 무보증 분리형 해외 신주인수권부사채
2. 사채의 권면총액	외화기준 (단위)	100,000,000 USD
	원화기준 (원)	132,120,000,000
	기준환율	1,321.20
3. 발행시장(발행방법)		유로공모
4. 발행일정	계약체결일	2002년 02월 22일
	납입일	2002년 02월 26일
	상장일	2002년 02월 26일
5. 발행조건	프리미엄 (%)	25.00
	행사가액 (원/주)	7,388
	기준주가 (원)	5,910
	발행할 주식의 종류	보통주
	행사청구 가능기간 - 시작일	2002년 05월 26일
	행사청구 가능기간 - 종료일	2007년 01월 26일
	표면이자율 (%)	0
	만기이자율 (%)	8.0
	만기일	2007년 02월 26일
	Call Option	-
	Put Option	- 사채권 소지자는 put option을 2003년 8월 26일 행사하여 사채원금의 112.2369%를 상환받을수 있음
	Refixing Option	- 액면분할, 주식배당, 무상증자, 주권의 액면가 이하 발행시 행사가격 조정 - 발행후 매 3개월마다 A나 B 중 높은 가격이 기존 행사가격보다 낮을 경우 A나 B의 높은 가격이 새로운 행사가격으로 결정되나, 최하 5,000원은 유지함. A) ① 직전 1개월 거래량 가중평균 종가, ② 직전 1주일 거래량 가중평균 종가, ③ 행사가격조정일 전일 종가 등 세 가격의 산술평균 B) 행사가격조정일 전일 종가
	특기사항	-
6. 상장거래소		룩셈부르크 증권거래소
	국내	동양종합금융증권 주식회사

7. 주간사회사	국외	유럽 및 아시아 투자가
8. 인수기관		
9. 기타		- 기준환율은 2002년 2월 21일 오전 10시 금융결제원 고시 환율임 - 상장일은 상장처리과정에 따라 변경될수 있음.

[Summary in English]

Hanaro Telecom, Inc.

Issuance of Overseas Bonds with Warrants

Date: February 22, 2002

1. Type of bonds: Non-registered, non-guaranteed detachable overseas bonds with warrants (18th Issue)
2. Total face value: US$ 100,000,000 (Won 132,120,000,000) with a fixed rate of exchange of Won 1,321.20 = US$ 1.00)
3. Market / method: Euro market / public offering
4. Interest: 0 % per annum
5. Yield to maturity: 8% per annum
6. Premium: 25%
7. Exercise price: Won 7,388/share
8. Standard share price: Won 5,910
9. Use of proceeds: working capital
10. Matters regarding the option to purchase newly issued shares
    a) Exercise rate (%): 100%
    b) Type of shares to be issued: Registered ordinary shares
    c) Adjustments to the subscription price:
        1) The subscription price could be affected by subsequent share split, share dividends, bonus issues, and under-par value issues.
        2) Every three months after the issue date, the subscription price may be adjusted as follows: if the existing subscription price is higher than the higher of A) and B) below, the new subscription price shall be the higher of A) and B).

            A) the mean of (i) the weighted average closing price of the shares one month before the adjustment, (ii) the weighted average closing price of the shares one week before the adjustment and (iii) the closing price of the shares one day before the adjustment.

B) The closing price of the shares one day before the adjustment.

In any event, the subscription price will be no less than Won 5,000.

d) Option period: May 26, 2002 – January 26, 2007

e) Contract execution date: February 22, 2002

f) Issue (closing) date: February 26, 2002

g) Final redemption date: February 26, 2007

h) Underwriter: Tong Yang Investment Bank

i) Listing of bonds: Luxembourg Stock Exchange

11. Other matters:

a) Matters relating to put option: Holders of the bonds may exercise put option on August 26, 2003 and receive 112.2369% of the principal amount.

b) The basis exchange rate published by Korea Financial Telecommunications & Clearings Institute on February 21, 2002 at 10:00 am is used.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: February 25, 2002

By: [signature]
Name: Kyu June Hwang
Title: Managing Director